SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                 -----------------------------------------------


                                  Schedule TO/A

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934


                                (Amendment No. 2)


                             GRC International, Inc.
                -------------------------------------------------
                            (Name of Subject Company)


                                 LMN Corporation
                                   AT&T Corp.
                -------------------------------------------------
                        (Name of Filing Person - Offeror)


                     Common Stock, Par Value $0.10 Per Share
                -------------------------------------------------
                         (Title of Class of Securities)


                                   361922 10 7
                -------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Marilyn J. Wasser, Esq.
                          Vice President and Secretary
                                   AT&T Corp.
                            32 Avenue of the Americas
                             New York, NY 10013-2412
                            Telephone: (212) 387-5400
               --------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Filing
                                    Persons)


                                    Copy to:
                            Steven A. Rosenblum, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                            Telephone: (212) 403-1000

                            CALCULATION OF FILING FEE
     ---------------------------------------------------------------------


     =====================================================================
       TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
     ---------------------------------------------------------------------
            $205,921,425                                $41,184.29
     =====================================================================


* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 13,728,095 shares of common stock, par value $.10 per share (the "Shares"), at a price per Share of $15.00 in cash. Such number of Shares represents the sum of (i) all of the Shares outstanding as of January 31, 2000, (ii) all Shares issuable upon exercise of outstanding warrants to purchase Shares and (iii) all Shares issuable upon exercise of outstanding options to purchase Shares that could be exercised on or prior to the expiration of the tender offer described in this Tender Offer Statement on Schedule TO.

[ X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $41,184.29
Form or Registration No.:  Schedule TO, Amendment No. 1 to Schedule TO
Filing Party:  AT&T Corp.
Date Filed:  February 22, 2000 (Schedule TO), March 3, 2000 (Amendment No. 1)

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ X ] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[   ] going-private transaction subject to Rule 13e-3.
[ X ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer: [   ]



                                Page 1 of 4 Pages

            This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by AT&T Corp., a New York corporation ("AT&T"), and LMN Corporation, a Delaware corporation and a wholly owned subsidiary of AT&T ("Purchaser"), on February 22, 2000, (the "Schedule TO") and amended by Amendment No. 1 filed by AT&T and Purchaser on March 3, 2000 ("Amendment No. 1"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.10 per share (the "Shares"), of GRC International, Inc., a Delaware corporation ("GRC"), at a purchase price of $15.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2) to the Schedule TO.

            This Amendment also amends and supplements the Statement on Schedule 13D with respect to GRC filed by AT&T and Purchaser with the Securities and Exchange Commission on February 24, 2000.

ITEMS 1 THROUGH 9, 11 AND 12.
-----------------------------

            Items 1 through 9, 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

            (1) Section 15 of the Offer to Purchase is hereby amended and supplemented with the following information:

            On March 9, 2000 the FTC notified AT&T that its request for early termination of the waiting period under the HSR Act in connection with the purchase of Shares in the Offer and the Merger was granted.

            (2) A copy of the press release, dated March 13, 2000, issued by AT&T announcing the early termination of the waiting period is attached hereto as Exhibit (a)(10) and is incorporated by reference.

            (3) Item 12 is hereby amended and supplemented with the following information:

            (a)(10)   Text of Press Release issued by AT&T dated March 13, 2000.





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


                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 13, 2000

                                       LMN CORPORATION


                                       By     /s/ Mary Jane McKeever
                                          ----------------------------------
                                          Name:   Mary Jane McKeever
                                          Title:  President





                                       AT&T CORP.


                                       By     /s/ Mary Jane McKeever
                                          -----------------------------------
                                          Name:   Mary Jane McKeever
                                          Title:  Vice President





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

                                  EXHIBIT INDEX

Exhibit
   No.   Description
-------  -----------
 99.1    (a)(10) Text of press release issued by AT&T Corp. dated March 13, 2000









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